SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 23, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 22, 2007

TAM creates extra flights from Salvador and Florianópolis to Buenos Aires

To serve increased demand during the end-of-year holidays, the company will operate six more flights a week along the two routes

São Paulo, November 22, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will operate six more flights a week linking the cities of Salvador (Bahía) and Florianópolis (Santa Catalina) to Buenos Aires, Argentina, from December 15 to March 2, 2008. These will complement the daily flights TAM already operates along the two routes in order to serve the expected increase in passenger demand during the end-of-year holidays.

From December 15 to February 29, 2008, flight JJ 9538 will leave Salvador every Saturday, Sunday and Monday at 1:30 a.m. and arrive at Ezeiza Airport in Buenos Aires at 6:00 a.m. The return route will be operated every Friday, Saturday and Sunday from December 16 to March 1, 2008, on flight JJ 9539, which will take off from Buenos Aires at 10:05 p.m. and land in Salvador at 2:20 a.m. The flight will be operated in both directions by Airbus A320 aircraft, with a capacity to transport up to 174 passengers.

From December 16 to March 2, 2008, flight JJ 9536 will leave Florianópolis every Thursday, Friday and Sunday at 12:10 a.m. and arrive at Ezeiza Airport in Buenos Aires at 2:15 a.m. The return route will be operated during the same period, also on Thursdays, Fridays and Sundays, on flight JJ 9537, which will take off from Buenos Aires at 3:15 a.m. and land in Florianópolis at 5:30 a.m. This flight will be operated by Airbus A319 aircraft, with a capacity of up to 144 passengers.

TAM is the leader among Brazilian companies operating flights to Buenos Aires. Since March of this year, the company has offered daily flights linking Fortaleza (Ceará) and Salvador (Bahía) to Ezeiza Airport, with stops in Guarulhos (São Paulo), to give passengers from the northeast region of Brazil the convenience of flying on the same aircraft to Buenos Aires. Since November 20, TAM has operated two daily flights between Confins Airport, in Belo Horizonte (Minas Gerais), and Ezeiza Airport, in Buenos Aires. One of the flights stops in Guarulhos and the other at Tom Jobim Airport (Galeão), in Rio de Janeiro. The company currently operates 56 weekly flights to Argentina, with flights also leaving from Brasilia, Curitiba, Porto Alegre, Rio de Janeiro and São Paulo. Through TAM Mercosur, the company also operates a daily connection between Rio de Janeiro and Buenos Aires.

* Please note that all flight times are in Brasilia time.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 46,6% domestic market share and 71,2% international market share at the end of October 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.